EXHIBIT 23(a)
The Board of Directors

Citicorp:

We consent to the incorporation by reference in the Registration
Statement filed on June 1, 1995, on Form S-3 of Citicorp of our report dated January 17, 1995, relating to the consolidated balance sheets of
Citicorp and its subsidiaries as of December 31, 1994 and 1993, the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, and the related consolidated balance sheets of
Citibank, N.A. and subsidiaries as of December 31, 1994 and 1993, and to the reference to our firm under the headings "Experts" in the Registration Statement. Our report with respect to these financial statements, which contains an added explanatory paragraph, is included on page 47 of the 1994 Citicorp Annual Report and Form 10-K.


KPMG Peat Marwick LLP

New York, New York
June 1, 1995